SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Alcaldía Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil converts its stock into a single series”

Mexico City, March 16, 2023. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX | AMOV], informs that, as of today and pursuant to the reclassification of the series of shares representing its capital stock (Series “AA”, “A” and “L”) into a single series of ordinary shares with full voting rights (Series “B”), which was previously announced and approved by its shareholders’ meetings held on December 20, 2022, all Series “A”, “AA” and “L” shares deposited with S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“INDEVAL”), converted into Series “B” shares at a 1:1 conversion ratio.

American Depositary Shares (“ADSs”) representing AMX’s Series “A” and Series “L” shares, are to be cancelled and ADSs representing Series “B” shares (“B Share ADSs”) are to be issued and distributed to the applicable holders of Series A ADSs and Series L ADSs, in accordance with the respective Deposit Agreements. Each B Share ADS represents twenty (20) Series “B” shares.

Series “B” shares (ISIN MX01AM050019) and B Share ADSs will be listed and will start trading at market open today on the Bolsa Mexicana de Valores (“BMV”) and the New York Stock Exchange, respectively.

With respect to AMX shares not deposited with INDEVAL, conversion and distribution of certificates representing Series “B” shares will occur in accordance with the Notice to Shareholders (Aviso a los Accionistas) published by AMX in the BMV and in Reforma newspaper on March 6th and 7th, 2023, respectively.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of key factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this press release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 16, 2023

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact